SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2010

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR DISMISSES ENAC'S FALSE CLAIMS OF 178 VIOLATIONS OF EU261 AND THEIR €3M FINE

Ryanair, Italy's favourite airline, today (Tuesday, 18th May 2010) condemned what it believes are the latest biased actions of ENAC which announced on Saturday that it had fined Ryanair €3m for 178 alleged violations of EU261 between Sat 17th and Thur 22nd April last.

Ryanair today confirmed that it will vigorously defend/appeal any such fines if or when it receives any notification of them.  Ryanair finds it strange that no such violations (or fines) have even today been brought to its attention by ENAC, who appear to have "investigated" and "fined" Ryanair in 178 separate cases without even allowing Ryanair any opportunity to defend or respond to these alleged claims.  Ryanair pointed out the following facts:

1.   During the disruptions from 17th to 22nd April, all Ryanair passengers in Italy were provided with the EU261 Notice either by Ryanair's handling agents or through Ryanair's website, where all passengers were directed for info and/or rebooking.
2.   Many disrupted passengers in Italy were offered accommodation at Ryanair's expense in local hotels, and those that couldn't be accommodated (because of the extraordinary volumes) were advised to submit a claim for reimbursement of their hotel expenses to Ryanair at the end of their trips.  This is the same procedure applied by all airlines in Italy and across Europe during the week of the 17th-22nd April and fully complies with EU261.
3.   Ryanair and its handling agents complied with its EU261 obligation and continues to do so.  ENAC referred to "investigations" into 178 cases, yet not one investigation or enquiry has been made by ENAC to Ryanair relating to any of these cases.  How can ENAC claim to have investigated these cases and fined Ryanair, without seeking any response or defence from Ryanair?
4.   ENAC cannot issue fines without first bringing the alleged violations to the attention of the airline, and allowing the airline to respond  to these allegations.  ENAC's fines are therefore unlawful and in breach of the EU261 regulations.

Ryanair's Stephen McNamara said:

"It is extraordinary that ENAC would announce on Saturday that Ryanair has been fined €3m for 178 alleged violations of EU261, without ENAC having had the courtesy to notify Ryanair of any of these allegations, or allowing Ryanair an opportunity to explain how it complied with EU261 allegations before ENAC rushed to invent and then announce this alleged €3m fine.

"At a time when all airlines across Europe were cancelling thousands of flights and disrupting millions of passengers, it is extraordinary that ENAC could investigate and then impose a €3m fine only upon Ryanair, yet not any other airline.  This would appear to be the latest in a long series of biased, anti Ryanair rulings by ENAC, an organisation which has repeatedly shown its bias and its lack of impartiality when it comes to cases relating to Ryanair.

"In the meantime Ryanair welcomes the latest injunction secured against ENAC last week in which the Italian Courts have ruled that ENAC cannot prevent Ryanair's based aircraft landing at Rome Ciampino in the late evening.  This latest injunction successfully prevents ENAC from disrupting Ryanair's flights and passengers or forcing them to divert and land at Rome Fiumcino, instead of at Rome Ciampino.

"Perhaps ENAC's surprise announcement on Saturday of a €3m fine against Ryanair, for 178 claimed but unidentified breaches of EU261 is not unrelated to the fact that ENAC's anti Ryanair activities were the subject of yet another successful injunction in the Lazio Courts on Wednesday of last week.

Ends.                                       Tuesday, 18th May 2010

For further information please contact:

                                                Stephen McNamara             Pauline McAlester
                                                Ryanair Ltd                            Murray Consultants
                                                Tel: +353-1-8121212            Tel. +353-1-4980300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  18 May, 2010

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary